Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Fiscal Year Ended					Six Months Ended
	November 3, 2013	November 2, 2014	November 1, 2015	October 30, 2016	October 29, 2017	May 6, 2018
Fixed charges (1):
Interest expense	$1	$96	$169	$549	$430	$319
Capitalized interest	—	2	5	17	23	1
Amortization of debt issuance costs and accretion of debt discount	1	14	22	36	24	12
Portion of rental expense representative of interest (2)	4	14	26	76	84	42

Total fixed charges	$6	$126	$222	$678	$561	$374

Earnings:
Income (loss) from continuing operations before income taxes	$568	$342	$1,467	$(1,107)	$1,825	$1,894
Fixed charges per above	6	126	222	678	561	374
Amortization of capitalized interest	—	—	—	1	1	—
Less: capitalized interest	—	(2)	(5)	(17)	(23)	(1)

Total earnings	$574	$466	$1,684	$(445)	$2,364	$2,267

Deficiency of earnings to fixed charges	$—	$—	$—	$(1,123)	$—	—
Ratio of earnings to fixed charges	94.4	3.7	7.6	—	4.2	6.1

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus interest capitalized, amortization of debt issuance costs and accretion of debt discount and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.
(2)	The Company uses one-third of rental expense as a reasonable approximation of the interest factor on its rental expense.